# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NETSTREIT Corp., CIK 0001798100
CUSIP: 64119V303
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 2021 MCKINNEY AVENUE, SUITE 1150, DALLAS, Texas (TX), 75201
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-25-000938
Filed by CIK 0001218333

## Reporting persons
- PRINCIPAL REAL ESTATE INVESTORS, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,950,635; sole dispositive power 0; shared dispositive power 8,950,635; aggregate amount beneficially owned 8,950,635 (8.2% of the class)
- PRINCIPAL GLOBAL INVESTORS: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 328,620; sole dispositive power 0; shared dispositive power 328,620; aggregate amount beneficially owned 328,620 (0.3% of the class)
- PRINCIPAL FUNDS, INC.: type of reporting person: investment company (IV); citizenship or place of organization: Maryland (MD); sole voting power 0; shared voting power 4,465,002; sole dispositive power 0; shared dispositive power 4,465,002; aggregate amount beneficially owned 4,465,002 (4.1% of the class)
  Comment: Principal Funds, Inc. has reduced its beneficial ownership to less than 5% of the outstanding shares of the Issuer. As of March 31, 2026, the Principal Real Estate Securities Fund, a series to the Principal Funds, Inc., had ownership of 4,465,002 shares representing 4.1%.

## Item 1. Issuer
Name of issuer: NETSTREIT Corp.
Address of issuer's principal executive offices:
2021 MCKINNEY AVENUE, SUITE 1150, DALLAS, TEXAS
75201

## Item 2. Person Filing
Name of person filing:
PRINCIPAL REAL ESTATE INVESTORS, LLC

PRINCIPAL GLOBAL INVESTORS

PRINCIPAL FUNDS, INC.
Address of principal business office or, if none, residence:
PRINCIPAL REAL ESTATE INVESTORS, LLC
711 HIGH STREET
DES MOINES, Iowa
50392-0300

PRINCIPAL GLOBAL INVESTORS
711 HIGH STREET
DES MOINES, Iowa
50392-0300

PRINCIPAL FUNDS, INC.
711 HIGH STREET
DES MOINES, Iowa
50392-0300
Citizenship:
PRINCIPAL REAL ESTATE INVESTORS, LLC - DELAWARE

PRINCIPAL GLOBAL INVESTORS - DELAWARE

PRINCIPAL FUNDS, INC. - MARYLAND

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 9,279,255
Percent of class: 8.5
Sole power to vote or to direct the vote:
PRINCIPAL REAL ESTATE INVESTORS, LLC - 0

PRINCIPAL GLOBAL INVESTORS - 0

PRINCIPAL FUNDS, INC. - 0
Shared power to vote or to direct the vote:
PRINCIPAL REAL ESTATE INVESTORS, LLC - 8,950,635

PRINCIPAL GLOBAL INVESTORS - 328,620

PRINCIPAL FUNDS, INC. - 4,465,002
Sole power to dispose or to direct the disposition:
PRINCIPAL REAL ESTATE INVESTORS, LLC - 0

PRINCIPAL GLOBAL INVESTORS - 0

PRINCIPAL FUNDS, INC. - 0
Shared power to dispose or to direct the disposition:
PRINCIPAL REAL ESTATE INVESTORS, LLC - 8,950,635

PRINCIPAL GLOBAL INVESTORS - 328,620

PRINCIPAL FUNDS, INC. - 4,465,002

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
This statement is filed by Principal Global Investors LLC, Principal Real Estate Investors LLC, and Principal Funds Inc. jointly pursuant to a Joint Filing Agreement, which is filed with this Schedule 13G as Exhibit 99.1.

## Signatures
- PRINCIPAL REAL ESTATE INVESTORS, LLC: /s/ J. Markham Penrod, J. Markham Penrod, Chief Compliance Officer - North America, Principal Asset Management (05/11/2026)
- PRINCIPAL GLOBAL INVESTORS: /s/ J. Markham Penrod, J. Markham Penrod, Chief Compliance Officer - North America, Principal Asset Management (05/11/2026)
- PRINCIPAL FUNDS, INC.: /s/ John L. Sullivan, John L. Sullivan, Counsel and Assistant Secretary (05/11/2026)